

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

Dr. H. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573

> **Re:** **ERF Wireless, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2015**
> **File No. 000-27467**

Dear Dr. Cubley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: R. Greg Smith
         Chief Financial Officer